June 22, 2007

MAIL STOP 3561

<u>via U.S. mail and facsimile</u>

Colin Innes, Chief Executive Officer
Skillstorm Online Learning, Inc.
3518 Freemont Avenue, North, Suite 399
Seattle, Washington 98103

**Re: Skillstorm Online Learning, Inc.
           Form 1-A, Amendment 4 filed June 5, 2007
           File No.: 24-10158**

Dear Mr. Innes:

        We have the following comments on your filing. Where indicated, we think you
should revise your document in response to these comments. If you disagree, we will
consider your explanation as to why our comment is inapplicable or a revision is
unnecessary. Please be as detailed as necessary in your explanation. In some of our
comments, we may ask you to provide us with supplemental information so we may better
understand your disclosure. After reviewing this information, we may or may not raise
additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review.

<u>General</u>

1. We note your revised disclosure in response to prior comment six. With a view to
   disclosure, tell us if you may sell common shares on behalf of Pegasus in this
   offering or otherwise engage in this offering and use proceeds to allow Pegasus to
   convert its Note and sell the common shares received upon conversion.

2. Please revise Use of Proceeds to reflect any payments to Pegasus.

Part I – Notification

Item 1. Significant Parties
(d) Record owners of 5 percent or more of any class of the issuer's equity securities

1. Please reconcile the following and clarify whether the 793,750 shares that have been assigned to Steve Careaga are shares of the registrant or shares of Cambridge Partners and, also, clarify whether Davis Otto or Cambridge Partners assigned the shares to Steve Careaga:

  ▪ The sixth paragraph of this "(d) Record owners of 5 percent or more of any class of the issuer's equity securities" section states that Cambridge assigned 793,750 shares, "which are part of 3,000,000 shares beneficially owned by Cambridge" to Mr. Careaga.

  ▪ The fourth paragraph of the section entitled "(e) Beneficial owners of 5 percent or more of any class of the issuer's equity securities" states that David M. Otto assigned 793,750 shares of his beneficial interest in Cambridge Partners to Mr. Careaga.

  ▪ The sixth paragraph of the section entitled "(e) Beneficial owners of 5 percent or more of any class of the issuer's equity securities" states that Cambridge assigned 793,750 shares to Mr. Careaga, which shares Mr. Careaga beneficially owns.

Part I

Item 5. Unregistered Securities Issued or Sold Within One Year

2. We have reviewed your response to prior comment number five from our letter dated May 11, 2007. However, it is necessary to:

  • distinguish the sales for which you relied on Section 4(2) of the Securities Act from those for which you relied on Regulation S of the Securities Act; and

  • explain how you met the conditions required by the Regulation S category on which you relied.

Part II

Cover Page of the Offering Circular

3. In response to prior comment seven of our letter dated May 11, 2007, you have

repeated, at the end of the cover page, your prior disclosure that you will register only "in those states in which there are indications of sufficient interest." It appears from your risk factor 11 that you will seek indications of interest through broker dealers and press releases without first registering in the states. Confirm, if true, that those are the only means by which you intend to seek indications of interest. Also, please identify in your response letter the applicable state laws and regulations that permit you to seek offerees with press releases and broker dealer contacts without first registering with the states.

In addition, tell us the intended timing of such activities in relation to the qualification of the Form 1-A. Tell us how you intend to use the offering circular in connection with such activities.

Item 2. Risk Factors

4. In risk factor 12 please identify and describe your trademark(s) and provide the relevant dates in that regard. In addition, describe each confidentiality agreement and each additional contractual arrangement. Also, briefly summarize the trade secret laws on which you are relying, and describe what they are protecting. We may have further comment.

5. Reconcile the statement in risk factor 12 that you <u>may</u> seek to obtain a patent and the statement in Part II, Item 3(h) on page 20, that "[t]he Company plans to patent current and future intellectual property that is deemed to be of value to the Company."

Business and Properties

6. Please include with your response letter copies of, or excerpts from reports or publications that support the additional disclosure you have provided in response to comment 15 of our letter dated May 11, 2007 regarding statements about Bayerne.

7. Please discuss all principal terms of the Right to Use and Royalty Agreement with Bayerne, including consideration pursuant to that agreement. Also, disclose whether or not Skillstorm paid, or will pay, the $100,000 for the right to produce the film footage, pursuant to the April 27, 1998 agreement between Intersports and Bayerne.

8. Please discuss the principal terms of your agreements with Bayerne. On page 55, Note 8 to the December 31, 2006 interim financial statements, states: "The Company is party to several agreements relating the rights to the use of FC Bayerns Munich AG's your soccer academy training exercises."

9. Briefly describe in this section the consideration and other principal terms of the contracts with the professional coaches.

10. Briefly describe in this section the consideration, term, services rendered or to be rendered and other principal terms for each of the coaches Skillstorm is using in post production work. Similarly provide disclosure of the principal terms of the 1997 contract between Intersports and Lausitzer Sportschule.

Target Market Strategy

11. Describe the product you wish to sell to ASA, including whether or not it is commercially available. Also, disclose the status of the negotiations. Clarify, if true, that you do not yet have an agreement to deliver your product to the 89,000 players of the ASA. Also, state the approximate number of sales, e.g., to coaches, that would be involved if you deliver your product to all 89,000 players.

Item 3(h)

12. If your response to any part of Item 3(h) is elsewhere in the offering statement, please cross-reference it or repeat it in this section.

Item 3(j)

13. Please respond to each part of Item 3(j).

Item 4(a)

14. We note your revised disclosure on page seven regarding the milestones the company believes it needs to achieve in order to become fully operational and the cross reference to this section. Please revise page seven and the chart under Item 4(a) to distinguish between the milestones that you anticipate meeting in order to become (a) profitable and (b) "fully operational." Confirm that you may be fully operational without being profitable.

Item 9(a)

15. Please expand your narrative reference to "the possibility that almost no shares will be sold and almost no proceeds will be received" to provide the information reflected in the table in the event you receive a minimal amount of proceeds, less than 25% subscriptions.

Management's Discussion and Analysis of Certain Relevant Facts

16. We reissue comment 25 of our letter dated May 11, 2007. Please note that Item 49 of form 1-A defines "existing gross margin" as net sales less costs of such sales as presented in accordance with GAAP. You have stated that "[t]he anticipated gross margin before sales and marketing, administration and non-cash charges is

estimated to be in excess of 70%." However, it is necessary to reconcile your definition of gross margin with that of Item 49. Please revise as appropriate.

17. In addition, we note the statement on page 69 that the biggest costs you anticipate affecting your gross margins will be "general administrative and marketing areas, as well costs related to internet hosting and changes to the content of the company's website." However, it appears that you already host an internet site and have general administrative and marketing costs. Please revise to provide a basis for the anticipated margin of 15-20%, including an explanation of how and why such margin would be materially different from what you currently experience.

Exhibits

18. Please ensure that you file all exhibits which Part III, Item 2 of Form 1-A requires, including, but not necessarily limited to, the subscription agreement for the four convertible debenture units which you have referenced under Part I, Item 5(a)(3); and the September and November 2006 notes to Pegasus.

19. Please revise the Exhibit Index on page E-2 to reflect the 1997 contract between Intersports and Lausitzer Sportschule, or advise.

Closing Comments

As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Maureen Bauer at (202) 551-3237 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc: Andrew Stolowitz, Esq.
    Fax: 206-262-9545